InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860
U.S.A.
T - 703.917.0880
F - 703.917.0563
www.inferx.com

August 17, 2007

VIA EDGAR CORRESPONDENCE

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re:	InferX Corporation
Amendment No. 5 to Registration Statement of Form SB-2
Filed August 17, 2007
File No. 333-138949

Form 10-KSB/A for the year ended December 31, 2006
Form 10-QSB/A for the quarter ended March 31, 2007
Date Filed: August 17, 2007
File No. 000-51720

Dear Ms. Jacobs:

We are in receipt of your comment letter dated August 10, 2007. We have addressed your comment letters by reproducing below each comment and providing our response immediately thereafter.

December 31, 2006 Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note the first paragraph of your independent auditors report indicates that Michael Pollack audited the December 31, 2006 balance sheet as well as the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the then ended, which appears to be only one year. Revise your independent auditors report to include the number of years audited for the statements of operations, changes in stockholders’ equity (deficit) and cash flows. Also, we note that your financial statements include the December 31,2005 balance sheet and yet there is no reference to this statement in the audit opinion. Please revise to include reference to the audit of the December 31, 2005 balance sheet or alternatively remove this statement. We refer you to the financial statement requirements of Item 310(a) of Regulation S-B.

We have removed the 2005 balance sheet, and the independent registered public accountant has amended its opinion letter accordingly to clarify the correct periods under audit.

Note 5 - Notes Payable, page F-21

2. We note your disclosures on page F-21 and your reference to EITF 00-19 where you state the Company filed a registration statement with the SEC on Form SB-2 and is in the process of answering comments on this submission. Please note that the financial statements are the responsibility of the Company’s management and yet your disclosures imply that you are awaiting the outcome of the Staff’s comment process with regards to your accounting for these instruments. Please tell us whether your independent accountants determined the financial statements, for which they opined, were in accordance with generally accepted accounting principles and if so, please remove reference to the SEC comments in your filings.

We have removed all language related to the answering of SEC comments, and please note that our independent registered public accountant has determined that there are no departures from generally accepted accounting principles.

Note 13 - Restatement of Financial Statements, page F-26

3. As previously requested in our prior comment 5, revise your disclosures in Note 13 to include a discussion of the restatement with regards to the unbilled receivables and unearned revenue and include the impact of this correction on each line item (total assets, total liabilities) affected by the revision.

We have corrected Note 13 to indicate specifically which line items were affected by the removal of the unearned revenue and unbilled receivables.

March 31, 2007 Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

4. We note the reference to the adoption of FSP EITF 00-19-2 in your independent auditors review report where he indicates that upon adoption of FSP EITF 00-19-2 the derivative liability balance was decreased by $1,031,703 with an offset to additional paid-in-capital. Paragraph 19 of FSP EITF 00-19-2 states “if upon adoption of this FSP the entity determines that the financial instrument subject to the registration payment arrangement must be reclassified to equity under other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement, the amount that would have been recognized for that instrument at the date it would have originally met the criteria for equity classification under other applicable GAAP (which may have been its original issuance date) shall be reclassified to equity. The difference between the carrying amount of the instrument recorded as an asset or liability immediately prior to adoption of this FSP and the amount reclassified to equity upon adoption shall be recognized as a component of the cumulative-effect adjustment.” Please revise your auditors review report to state, if true, that upon adoption of the FSP, the Company reclassified the original issuance value ($547,086) and the difference representing the increase in the fair value of the warrants through the date of adoption ($484,617)was recorded as a cumulative-effect adjustment in retained earnings. Similar revisions should be made to your disclosures in Note 2 to your interim financial statements.

Our independent auditor has included in its June 30, 2007 review report an explanatory paragraph to discuss the impact the adoption of EITF 00-19-2 had on our financial statements, including the cumulative-effect adjustment on beginning retained earnings. Similar adjustments were made to Note 2. A similar paragraph was added to the March 31, 2007 review report which is contained in our amended March 31, 2007 Form 10-QSB filed on the date of this letter.

General

5. Considering the restatements and amendments to your previously filed financial statements, tell us what consideration you have given to filing an Item 4.02 Form 8-K. Please note that the Item 4.02 Form 8-K should have been filed within four business days of (a) when the Board of Directors concluded that previously issued quarterly or annual financial statement should no longer be relied upon because of an error in the financial statements or (b) when the Company was notified by its independent accountant that any audit report or completed interim review related to previously issued financial statements should not be relied upon. Tell us how you plan to comply with these reporting requirements.

We have filed a Current Report on Form 8-K to report this event.

6. To the extent that you revise your financial statements and/or related disclosures in response to our comments, ensure that equivalent revisions are made, as appropriate, to the Company’s previously filed periodic reports and to your Form SB-2/A. For instance, we note that the independent auditors review report included in the March 31, 2007 Form 10 Q/A is not the same as the review report included in the Form SB-2/A. Also, the disclosures in Note 9 to the March 31, 2007 financial statements included in your Form SB-2/A indicate that no penalties have been accrued to date with regards to your registration rights agreements. Your March 31, 2007 Form 10-Q disclosures, however, indicate that penalties were accrued. Please revise accordingly and ensure your documents and the related disclosures are similar.

We have filed amendments to (1) our Registration Statement on Form SB-2, (2) our Annual Report on Form 10-KSB and (3) our Quarterly Report on Form 10-QSB.

7. Please update your financial statements pursuant to Item 310(g) of Regulation S-B.

We have updated the financial statements contained in our Registration Statement on Form SB-2.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360, if you cannot reach him, please call me at (703) 917-0880 ext. 225.

Very truly yours,

By:	/s/ B.K. Gogia
B.K. Gogia
cc: Ernest M. Stern, Esq. Daniel J. MacTough, Esq.